SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)

CLAREMONT TECHNOLOGIES CORP.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

180239 10 5

(CUSIP NUMBER)

Xu Zuqiang

c/o Vince J. McGill

Eaton & Van Winkle LLP

3 Park Avenue

New York, New York 10016

   (212) 779-9910

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

 June 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.

1.

Name of Reporting Person;

S.S. or I.R.S. Identification No. of Above Person

Xu Zuqiang

I.D. No.:

2.

Check the Appropriate Box if a Member of a Group

(a)

☐

(b)

☐

3.

SEC Use Only

4.

Source of Funds:  PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   ☐

6.

Citizenship or Place of Organization:  CHINA

Number of

7.

Sole Voting Power: 100,000,000

Shares

Beneficially

8.

Shared Voting Power:

Owned By

Each Reporting

9.

Sole Dispositive Power: 100,000,000

Person with

10.

Shared Dispositive Power:

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

 100,000,000 shares

12.

Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)   ☐

13.

Percent of Class Represented by Amount In Row 11:  80%**

14.

Type of Reporting Person: IN

______________________

**

Based upon 125,000,000 shares of Issuer’s Common Stock issued and outstanding as of June 6, 2006.

 Item 1.

Security and Issuer

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Claremont Technologies Corp., a Nevada corporation (the “Company”), with its principal executive offices at Anlian Building, Suite #A 1501, Futian District, Shenzhen, China.

Item 2.

Identity and Background

(a)

Xu Zuqiang (“Zuqiang”), as Reporting Person.

(b)

Zuqiang has a business address Anlian Building, Suite #A 1501, Futian District, Shenzhen, China.

(c)

Zuqiang, upon completion of the Purchase Transaction (as defined in Item 3 below), will be a director and executive officer of the Company.  Zuqiang has until recently served as Chief Financial Officer of Shenzhen Taifu Apparel LTD.

(d)

Zuqiang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Zuqiang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Zuqiang is a citizen of the China.

Item 3.

Source and Amount of Funds

On June 1, 2006, Zuqiang and the Company executed that certain Stock Purchase Agreement, dated as of June 1, 2006, by and between Zuqiang and the Company (the “Purchase Agreement”), the form of which is attached as Exhibit B hereto, whereby Zuqiang agreed to acquire the100,000,000 shares of the Common Stock for an aggregate purchase price of $550,000 (the “Purchase Transaction”).

The source of the funds by which Zuqiang purchased the 100,000,000 shares of the Company’s Common Stock was derived from personal funds of Zuqiang.

Item 4.

Purpose of Transaction

The purpose of the Purchase Transaction was to acquire a controlling interest in the Company and, together with such change of control, effect a change in the board and management of the Company by providing for Zuqiang to become director and Chief Executive Officer of the Company.  The Common Stock to be acquired in the Purchase Transaction, totaling 100,000,000 shares of the Company’s common stock, constitutes 80% of the issued and outstanding shares of the Company.

Item 5.

Interest in Securities of the Issuer

(a)

Zuqiang owns 100,000,000 shares of Common Stock of the Company, which constitutes 80% of the issued and outstanding shares of the Company’s Common Stock.

(b)

Zuqiang has the sole power to vote or dispose of 100,000,000 shares of the Company’s Common Stock held in his name.

(c)

Other than the Purchase Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company’s securities within the sixty (60) preceding days.

(d)

Unknown

(e)

Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Purchase Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference.  Under the Purchase Transaction, at the closing, Zuqiang became a director and the Chief Executive Officer of the Company.

Other than the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits

Exhibit No.	Exhibit

A	Form of Stock Purchase Agreement dated June1, 2006 by and between Xu Zuqiang, and Claremont Technologies Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2006

  /s/ Xu Zuqiang

XU ZUQIANG

Exhibit A

[Form of Stock Purchase Agreement]

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), is entered as of June 1, 2006, by and between  Xu Zuqiang, an individual residing in China (“Purchaser”), and Claremont Technologies Corp., a Nevada corporation (the “Company”).

RECITALS

A.

The Company is authorized to issue one hundred million (100,000,000) shares of common stock, par value $.001 per share (the “Common Stock”), and fifty million (50,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”), of which twenty five million (25,000,000) shares of Common Stock and no shares of Preferred Stock are issued and outstanding as of the date hereof; and

B.

The Purchaser desires to purchase one hundred million (100,000,000) shares of Common Stock on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE

DEFINITIONS

1.1

Definitions.  (a) As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Affiliate” means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under common control with, that person.   For purposes of this definition control (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that person or entity, whether through the ownership of voting securities, by contract, or otherwise.

“Assets and Properties” of any person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including, without limitation, the goodwill related to any of the foregoing, operated, owned or leased by or in the possession of such person.

“Books and Records” of any person means all files, documents, instruments, papers, books and records relating to the business, operations, condition of (financial or other), results of operations and assets and properties of such person, including, without limitation, financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, licenses, customer and subscription lists, computer files and programs, retrieval programs, editorial files, operating data and plans and environmental studies and plans

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, lease, evidence of indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

“Environmental Law” means any and all federal, state, local, provincial and foreign, civil and criminal laws, statutes, ordinances, orders, common law, codes, rules, regulations, Environmental Permits, policies, guidance documents, judgments, decrees, injunctions, or agreements with any Governmental or Regulatory Authority, relating to the protection of health and the Environment, worker health and safety, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of Hazardous Materials, whether now existing or subsequently amended or enacted, including but not limited to: the Clean Air Act, 42 U.S.C.  7401 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.  9601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C.  1251 et seq.; the Hazardous Material Transportation Act 49 U.S.C.  1801  et seq.; the Federal Insecticide, Fungicide and Rodenticide Act 7 U.S.C. 136 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C.  6901 et seq.; the Toxic Substances Control Act, 15 U.S.C.  2601 et seq.; the Occupational Safety & Health Act of 1970, 29 U.S.C.  651 et seq.; the Oil Pollution Act of 1990, 33 U.S.C.  2701 et seq.; and the state analogies thereto, all as amended or superseded from time to time; and any common law doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence, Release, or exposure to a Hazardous Material.

“Environmental Permit” means any federal, state, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required by any Governmental or Regulatory Authority under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental or Regulatory Authority under any applicable Environmental Law.

 “GAAP” means generally accepted accounting principles as currently in effect in the United States and applied in a consistent manner.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are now or hereafter become defined as or included in the definition of “hazardous substances”, “hazardous materials”, “hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “pollutants”, “regulated substances”, “solid wastes”, or “contaminants” or words of similar import, under any Environmental Law.

“Indemnified Party” means any person claiming indemnification under any provision of Article IX.

“Indemnifying Party” means any person against whom a claim for indemnification is being asserted under any provisions of Article IX.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Material into the Environment.

“Taxes” means all taxes, including without limitation all federal, state, local, foreign and other income, franchise, sales, use, Transfer Taxes, payroll, withholding, environmental, alternative or add-on minimum and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever, and all estimated taxes, deficiency assessments, additions to tax, penalties, and interest, and any contractual or other obligation to indemnify or reimburse any person with respect to any such assessment.

“Tax Return” means any report, statement, return, declaration of estimated tax or other information required to be supplied by or on behalf any person to a taxing authority in connection with Taxes, or with respect to grants of tax exemption, including any consolidated, combined, unitary, joint or other return filed by any person that properly includes the income, deductions or other tax information concerning any person.

(b)

Unless the context of this Agreement otherwise requires:  (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms hereof, herein, hereby, hereto and derivative or similar words refer to this entire Agreement; and (iv) the terms Article or Section refer to the specified Article or Section of this Agreement.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE

PURCHASE AND SALE OF THE SHARES

2.1

Purchase and Sale of the Shares.  On the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), the Company shall issue and shall sell and deliver to the Purchaser, and the Purchaser shall purchase from the Company, all right, title and interest in and to one hundred million (100,000,000) shares of the Common Stock (the “Common Shares”) (the “Subject Shares”).

2.2

Purchase Price.  The aggregate purchase price (the “Purchase Price”) for the Subject Shares shall be Five Hundred Fifty Thousand Dollars ($550,000), of which $25,000  (the “Downpayment”) has been deposited by the Purchaser into escrow with Eaton & Van Winkle LLP (the “Escrow Agent”), prior to the execution of this Agreement.

2.3

Closing.  Subject to the provisions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Eaton & Van Winkle LLP, 3 Park Avenue, New York, New York at 10:00 A.M. (New York, New York time), on June 2, 2006, or at such other date, place or time as the parties shall otherwise mutually agree upon (the date of the Closing being referred to herein as the “Closing Date”).  All Closing transactions shall be deemed to take place simultaneously, and no Closing transaction shall be deemed consummated until all transactions to take place at the Closing have been consummated.

2.4

Closing Deliveries.  At the Closing, the Purchaser shall pay the Company the Purchase Price by check, subject to collection, or by wire transfer of immediately available funds to such bank and account therein as the Company may reasonably direct by written notice delivered to the Purchaser at least two (2) Business Days before the Closing Date.  Notwithstanding the foregoing, it is hereby acknowledged ad agreed by the parties that all outstanding obligations and debts of the Company and its subsidiary on a consolidated basis as of the Closing Date shall be deducted from the Purchase Price and paid directly to the creditors by the Purchaser.  The Company shall instruct the Purchaser as to whom and where such payments shall be made by written notice delivered to the Purchaser in accordance with the preceding sentence.  Simultaneously with the delivery of the Purchase Price, the Company shall deliver instructions to its transfer agent instructing it to deliver to the Purchaser stock certificates evidencing the Subject Shares and shall deliver or cause to be delivered to the Purchaser the minute books, stock transfer books and corporate seal of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PRIMARY SELLER AND THE COMPANY

The Company  represents and warrants to the Purchaser that the statements contained in this Article are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date hereof throughout this Article):

3.1

Organization, Good Standing, Power, Etc.  The Company is a corporation duly organized, validly existing and in good standing under the laws of Nevada.   The Company has all requisite corporate power and authority to (i) execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and (ii) to own or lease and operate its Assets and Properties, and carry on the business as it is presently being conducted.

3.2

Capital Stock.

(a)

The Company has authorized capital stock consisting of (i) one hundred fifty million (150,000,000) shares of Common Stock, of which twenty five million (25,000,000) shares are issued and outstanding, and (ii) fifty million (50,000,000) shares of Preferred Stock, none of which are issued or outstanding.

(b)

All of the outstanding shares of Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) were not issued in violation of any preemptive or other rights, and (iii) were issued in compliance with all federal and applicable state securities laws.

(c)

There are no outstanding offers, options, warrants, rights, calls, commitments, obligations (verbal or written), conversion rights, plans or other agreements (conditional or unconditional) of any character providing for, requiring or permitting the offer, sale, purchase or issuance by the Company of any shares of capital stock of the Company or any other securities (as such term is defined in the Securities Act), other than as set forth herein. There are no equity securities of the Company that are reserved for issuance or are outstanding.

(d)

The Company is not a party to any voting trust, proxy or other agreement with respect to any capital stock of the Company.

3.3.

Subsidiaries, Divisions and Affiliates.  The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity, except for Soft Cell Tab Inc., a corporation organized under the laws of the Province of British Columbia, Canada.

3.4

Authorization of Agreement.  The execution, delivery and performance of this Agreement by the Company has been duly authorized, no other corporate or other action being necessary, and this Agreement, when executed and delivered in the manner contemplated herein, will be duly and validly executed and delivered by the Company.  This Agreement constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor’s rights generally.

3.5

No Violation. The execution and delivery of this Agreement do not, and the performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not, with or without the giving of notice and the lapse of time, or both, (a) violate any provision of law, statute, rule, regulation or executive order to which the Company is subject; (b) violate any judgment, order, writ or decree of any court applicable to the Company; or (c) result in the breach of or conflict with any term, covenant, condition or provision of, result in the modification or termination of, constitute a default under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon the Company’s Assets and Properties pursuant to any corporate charter, by-law, commitment, contract or other agreement or instrument, including any Contracts, to which the Company is a party or by which  the Company or any of the Company’s Assets and Properties is or may be bound or affected or from which the Company derives benefit.

3.6

Restrictions.  The Company is not a party to any Contract, nor is the Company, the outstanding shares of Common Stock or any of the Company’s Assets and Properties subject to, or bound or affected by, any provision of the Company’s Articles of Incorporation, By-Laws or other corporate restriction, or any order, judgment, decree, law, statute, ordinance, rule, regulation or other restriction of any kind or character, which would, individually or in the aggregate, materially adversely affect the Company’s Assets and Properties.

3.7

Governmental Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, states or local governmental authority is required on the part of the Company or any Seller in order to enable the Sellers or the Company to execute, deliver and perform their respective obligations under this Agreement, except for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement.  All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by Law.

3.8

Commission Filings and Financial Statements.   The Company has filed all forms, reports and documents (the “SEC Documents”) required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities At of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the Commission thereunder since January 26, 2001 through the date of this Agreement.  As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to stated therein or necessary in order to make statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with the applicable accounting requirements and the rules and regulations of the Commission thereunder and were prepared in accordance with GAAP and fairly presented, in all material respects, the financial position of the Company as at the dates thereof and the results of operations and cash flows of the Company for the periods then ended (subject, in the case of unauited statements, to normal, recurring audit adjustments not material in scope or amount).

3.9

Absence of Changes.  Since March 31, 2006, there has not been (i) any material adverse change in the business, Assets and Properties or financial condition of the Company, (ii) any transaction that is material to the Company, except transactions entered into in the ordinary course of business, (iii) any obligations, direct or contingent, that is material to the Company incurred by the Company, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock or outstanding indebtedness of the Company that is material to the Company, (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the property of the Company which has been sustained or will have been sustained which has a material adverse effect on the business, Assets and Properties or financial condition of the Company.

3.10

Title to Assets and Properties.  The Assets and Properties the Company owns are owned by the Company free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material Assets and Properties of the Company.  With respect to Assets and Properties the Company leases, the Company is in material compliance with such leases.

3.11

Insurance.  All insurance policies owned or maintained by the Company which provide coverage for the Assets and Properties of the Company are listed on Schedule 3.11.  All of the Assets and Properties of the Company which are insurable are insured under valid and enforceable policies, and the Company is not in default of any obligation under any such policy.

3.12

Contracts.  Except as set forth on Schedule 3.12 hereto, the Company is not a party to, nor are any of its Assets and Properties bound by, any Contracts.

3.13

Compliance with Laws.  The Company is not in violation or default of any provisions of its Articles of Incorporation or Bylaws, both as amended, and to the knowledge of the Primary Seller or the Company, except for any violations that individually or in the aggregate would have no material adverse impact on the Company or its Assets and Properties, the Company is in compliance with all applicable statutes, laws, regulations and executive orders of the United States and all states or other governmental bodies and agencies having jurisdiction over the Company’s business or Assets and Properties.  The Company has not received any notice of any violation of any such statute, law, regulation, or order which has not been remedied prior to the date hereof.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or breach or, with or without the passage of time or the giving of notice or both, the Company’s Articles of Incorporation or Bylaws, any judgment, order or decree of any court or arbitrator to which the Company is a party or is subject, any Contract of the Company that is material to the Company’s business, or, to the knowledge of the Primary Seller or the Company, a violation of any statute, law, regulation or order or any event which results in the creation of any lien, charge or encumbrance upon the Assets and Properties of the Company, except for defaults and violations that individually or in the aggregate would have no material adverse impact on the Company.

3.14

Litigation.  Except as set forth on Schedule 3.14 hereto, there is no action, suit, proceeding, claim, arbitration or investigation (“Litigation”) pending, or to the knowledge of the Primary Seller or the Company, currently threatened, against the Company, its activities, Assets and Properties or, to the knowledge of the Primary Seller or the Company, against any officer, director or employee of the Company in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company, except for any such Litigation that individually or in the aggregate would have not material adverse impact on the Company.

3.15

 Books and Records.  The Books and Records of the Company are in all material respects complete, correct and up to date, with all necessary signatures, and are in all material respects accurately reflected in the Financial Statements.

3.16

Employee Benefit Plans.  Schedule 3.16 sets forth a correct and complete list of each and every benefit plan, including but not limited to each pension, profit sharing, welfare, stock bonus, stock option, stock appreciation, bonus, deferred compensation, severance, change in control, stock purchase, pay-to-stay or similar agreement or plan, individual employment agreement, multiemployer plan, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other arrangement or policy, including but not limited to any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), covering, or which covered, current or former employees or consultants of the Company (the “Employee Benefit Plans”), and except as described in Schedule 5.24 hereto, the Company has no Employee Benefit Plans.  No Employee Benefit Plan is a multiemployer plan within the meaning of Section 3 (37) of ERISA, or a “defined benefit plan” within the meaning of section 414(j) of the Code.  No benefit under any Employee Benefit Plan, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested or payable by reason of any transaction contemplated under this Agreement.

3.17      Employees; Labor Relations.  (a)  Schedule 3.17 contains a list of the names of all employees and consultants who are employed by or perform services for the Company.  All such individuals may be terminated as of the Closing date with no further obligation to the Company.

(b)

Except as disclosed in Schedule 3.17, (i) no employee of the Company is presently a member of a collective bargaining unit and, during the last five years, the Company has not been involved in, and, to the knowledge of the Company, there are no threatened or contemplated attempts to organize for collective bargaining purposes by any of the employees of the Company and (ii) no unfair labor practice complaint or sex or age discrimination claim has been brought during the last five years against the Company before the National Labor Relations Board or any other Governmental or Regulatory Authority.  There has been no work stoppage, strike or other concerted action by employees of the Company.  The Company has complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation, those relating to wages, hours and collective bargaining.

3.18

Environmental Matters.  (a)

The Company is in compliance with all material terms, limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable Environmental Law or Environmental Permit.

(b)

No Hazardous Material has been used, handled, treated, generated, stored, recycled, transported, disposed of or Released at, on, under or from any property now owned or leased or formerly owned or leased by the Company, any predecessor of the Company, or any entity previously owned by the Company.

(c)

No written notice, notification, demand, request for information, citation, complaint, summons or order has been received by the Company, no penalty has been assessed against the Company, and, to the knowledge of the Primary Seller or the Company, no investigation or review is pending or, threatened by any Governmental or Regulatory Authority with respect to: (i) any alleged failure by the Company to have any Environmental Permit required in connection with the conduct of its business; (ii) any use, handling, treatment, generation, storage, recycling, transportation, disposal or Release of any Hazardous Material by the Company; (iii) any Release of any Hazardous Material generated by the Company; or (iv) any Release of any Hazardous Material at, on, under or from any property now owned or leased or formerly owned or leased by the Company.

3.19

Taxes.  (a)  All Tax Returns required to have been filed on or before the Closing Date by or with respect to the Company have been duly and timely filed.  Such Tax Returns, including amendments thereto, have been prepared in good faith without negligence or willful misrepresentation and are true, complete and accurate in all material respects.  All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid, except those, if any, currently being contested by the Company in good faith.

(b)

There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Taxes or deficiency against the Company or with respect to any Tax Return filed or to be filed by the Company;

(c)

The Company has withheld and paid over all Taxes required to have been withheld and paid over under applicable Law, and complied with all information reporting and record-keeping requirements under applicable Law with respect to any amounts paid or owing to any employee, creditor, independent contractor or other third party.

3.20

No Brokers or Finders.  None of the Sellers or the Company nor any of its officers, directors, employees, shareholders or affiliates has employed or made any Contract with any person which obligates the Company or the Sellers or any of their respective affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby

3.21

Other Information.  None of the information which has been or may be furnished by Seller or the Company or any of their representatives to Purchaser or any of its representatives in connection with the transactions contemplated hereby, which is contained in this Agreement (including the Exhibits and Schedules hereto) or any certificate or instrument delivered or to be delivered by or on behalf of Seller and the Company in connection with the transactions contemplated hereby or thereby, does or will contain any untrue statement of a material fact or omit a material fact necessary to make the information contained herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Company as follows, each of which representations and warranties shall be true as of the Closing Date:

4.1

Due Execution and Delivery.    The Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  When executed and delivered in the manner contemplated herein or confirmed by the Purchaser, this Agreement will be duly and validly executed and delivered, or confirmed, by the Purchaser.  This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against him in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor’s rights generally.

4.2

No Violation.  The execution, delivery and performance of this Agreement by the Purchaser, and the consummation of the transactions contemplated hereby, will not, with or without the giving or notice and the lapse of time, or both, (a) violate any provision of law, statute, rule, regulation or executive order to which the Purchaser is subject; (b) violate any judgment, order, writ or decree of any court applicable to the Purchaser; or (c) result in the breach of or conflict with any term, covenant, condition or provision of any commitment, contract or other agreement or instrument to which the Purchaser is a party.

4.3

Litigation.  To the knowledge of the Purchaser, there are no actions, suits, proceedings or governmental investigations or inquiries pending or threatened against him which, in its reasonable judgment, would prevent the consummation of the transactions contemplated hereby.

4.4

No Brokers or Finders.  Neither the Purchaser nor any of its officers, directors, employees, shareholders or affiliates has employed or made any Contract with any person which obligates the Company or the Sellers or any of their respective affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby, other than as disclosed by the parties.

ARTICLE V

COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Purchaser that each of them shall do, or cause to be done, the following:

5.1

Conduct of Business Until Closing Date.  From the date hereof until the Closing, the Company shall:

(a)

operate the business of the Company (which for purposes of this Article V includes the operations of its subsidiaries) only in the usual, regular and ordinary manner, and use its best efforts to preserve the present business organization of the Company intact;

(b)

maintain the Books and Records and accounts of the Company in the usual, regular and ordinary manner, on the basis consistent with prior periods;

(c)

duly comply with all laws, rules and regulations applicable to the Company and to the conduct of its business;

(d)

perform all of the obligations of the Company without default, unless such default is of no significance to the Company and could have no adverse impact on the Company, its Assets and Properties or the Business;

(e)

neither (i) amend the Company’s Articles of Incorporation or By-Laws or (ii) merge with or into, consolidate, amalgamate or otherwise combine with, any other entity, or cause the Company to do any of the foregoing, except that the Company shall file a certificate of designation to set forth the rights of the Preferred Stock to be acquired by Purchaser;

(f)

not encumber, mortgage or voluntarily subject to lien any of the Company’s existing Assets and Properties; and

(g)

not (i) make any distributions or dividends of Assets and Properties or securities, or any changes to the capital structure of the Company; or (ii) agree to make or make any sales of the Company’s securities including the issuance of any additional capital stock or rights or options or contracts to acquire, or instruments convertible into, Common Stock.

5.2

Approvals, Consents and Further Assurances.  The  Company shall use its best efforts to obtain in writing as promptly as possible all approvals, consents and waivers required in order to effectuate the transactions contemplated hereby, and shall deliver to the Purchaser copies, reasonably satisfactory in form and substance to counsel to the Purchaser, of such approvals and consents.

5.3

Access to Properties, Records, Suppliers, Agents, Etc.  The Company shall give to the Purchaser and to the Purchaser’s counsel, financiers, accountants and other representatives access to and copies of such of the Company’s Books and Records, Tax Returns, Contracts, commitments and records as such relate to the Assets and Properties; and shall furnish to the Purchaser and such representatives all such additional instruments, contracts, documents or other written obligations (certified by officers of the Company, if so requested) and financial and other information concerning such business, Assets and Properties as the Purchaser or its representatives may from time to time reasonably request.

5.4

Advice of Changes.  If the Company becomes aware of any fact or facts which, if known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or which, individually or in the aggregate, could materially adversely affect the Business, Assets and Properties or Common Stock or Preferred Stock of the Company, the Company shall promptly advise Purchaser in writing thereof.

5.5

Conduct.  Except as permitted or required hereby, the Company shall not enter into any transaction or take any action which would result in any of the representations and warranties of Seller or the Company contained in this Agreement not to be true and correct as of the time immediately after such transaction has been entered into or such event has occurred and on the Closing Date.

5.6

Securities Compliance.    The Company shall file such reports and other documents as may be required under the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”) including such Post-effective Amendments as may be necessary to maintain the effectiveness of the Company’s registration statement on Form SB-2.

5.7

Satisfaction of Conditions by the Sellers.  The Company hereby covenants and agrees with the Purchaser that, between the date of this Agreement and the Closing Date or date of termination of this Agreement, as the case may be, the Company shall use its best efforts to assure that the conditions set forth in Article VII hereof are satisfied by the Closing Date.

5.8       Exclusivity.  The Company  will not (and will not cause or permit any of their employees, directors and officers to) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of all or substantially all of the equity interests or assets of any of the Company (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that the Sellers and their directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent that such actions are consistent with their fiduciary duties.

The Company hereby covenants and agrees with the Purchaser that each of them shall do, or cause to be done, the items set forth below and that the covenants contained in the remainder of this Article shall survive the Closing:

5.9

Securities Filings.   Subsequent to the Closing the officers and Board of Directors of the Company, as of the date of this Agreement, shall cooperate in the Company’s efforts to file its Report on Form 8-K.

ARTICLE VI

COVENANTS OF THE PURCHASER

6.1

Satisfaction of Conditions by the Purchaser.  The Purchaser hereby covenants and agrees with the Company that, between the date of this Agreement and the Closing Date or the date of termination of this Agreement, as the case may be, the Purchaser shall use its best efforts to cause the conditions set forth in Article VIII hereof to be satisfied by the Closing Date.

6.2

Post-Closing Actions.  As soon as practicable following the Closing, the Purchaser shall cause the Company to effect a “1-for-250” reverse stock split (the “Reverse Split”). The Company shall issue to Al Rahim 150,000 shares (after giving effect to the reverse stock split) of its Common Stock, pursuant to his Consulting Agreement and Promissory Note.

6.3

Spin-Off.  Buyer, Buyer’s nominees to the board of directors, and legal counsel for the Company post-closing  will use their best efforts to “spin off” to the shareholders of the Company, the Company’s operating subsidiary, generally as set forth on the term sheet provided to the parties.  The necessary filings for such “spin off” shall be prepared by legal counsel for the Company post-Closing with assistance and cooperation from current and new management of the Company. Additionally, current management of the Company shall be retained to operate the subsidiary until such “spin off.”  Both parties acknowledge that the “spin off” is to be a non-registered distribution of the subsidiary securities to the Company’s shareholders, and if legal counsel for the Company and/or the Securities and Exchange Commission determine that such a “spin off” is not possible, the subsidiary will be sold to the current management at a price determined by current management.

6.4    Securities Compliance.    The Buyer shall cause to be timely filed, post-closing, such reports and other documents as may be required under the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”) until Buyer’s position as Director of the Company shall be replaced by another Director or Directors.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligations of the Purchaser pursuant to this Agreement are subject to the satisfaction at the Closing of each of the following conditions, any or all of which conditions may be waived by the Purchaser in its sole discretion:

7.1

Accuracy of Representations and Warranties.  All representations and warranties made by the Company (contained in this Agreement, any Exhibit or Schedule hereto, or any certificate or instrument delivered to the Purchaser or its representatives by the Company or any of its representatives) shall be true on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

7.2

Performance of Agreements.  The Company shall have performed and complied with all covenants, obligations and agreements to be performed or complied with by them on or before the Closing Date pursuant to this Agreement.

7.3

Approvals and Consents.  The Company shall have obtained, and the Purchaser shall have received copies of, all of the approvals and consents referred to in Section 5.2, each of which approvals and consents shall be in full force and effect and reasonably satisfactory in form and substance to the Purchaser and its counsel.

7.4

Officer’s Certificate.  The Purchaser shall have received an accurate certificate of the Chief Executive Officer of the Company, dated the Closing Date, satisfactory in form and substance to the Purchaser and its counsel, certifying (a) as to the fulfillment of the matters specified in Sections 7.1 through 7.2, (b) any changes that the Purchaser is required to be notified of pursuant to Section 5.4, or that previously had not been disclosed to the Purchaser, (c) confirming that all liabilities of the Company and its subsidiaries will be satisfied out of the Purchase Price and (d) stating, among other things, that he is not aware of any material omissions or facts that would materially alter any of the financial statements, nor is he aware of any facts or factors that are reasonably likely to occur, or if known to other parties, that could have a material adverse effect on the condition (financial and otherwise), business, operations, Assets and Properties, liabilities, management or prospects of the Company.

7.5

Board of Directors.  The Company shall have received resignations of all of the officers and members of the Board of Directors of the Company effective no later than the Closing and the Company shall have adopted all resolutions necessary such that effective the Closing the Company shall have a Board of Directors consisting only of Xu Zuqiang and such officers as the new director shall appoint.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company under this Agreement are subject to the satisfaction at the Closing of each of the following conditions:

8.1

Accuracy of Representations and Warranties.  All representations and warranties by the Purchaser in this Agreement shall be true as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

8.2

Performance of Agreements.  The Purchaser shall have performed and complied in all material respects with all covenants, obligations and agreements to be performed or complied with by it on or before the Closing Date pursuant to this Agreement.

8.3

No Injunction.  No third party injunction, stay or restraining order shall be in effect prohibiting the consummation of the transactions contemplated hereby.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

9.1

Survival.  The representations and warranties set forth in this Agreement, in any Exhibit or Schedule hereto and in any certificate or instrument delivered in connection herewith shall survive for a period of two (2) years after the Closing Date and shall thereupon terminate and expire and shall be of no force or effect thereafter, except (i) with respect to any claim, written notice of which shall have been delivered to the Purchaser, on the one hand, or the Company, on the other hand, as the case may be, such claim shall survive the termination of such period and shall survive for as long as such claim is unsettled, and (ii) with respect to any litigation which shall have been commenced to resolve such claim on or prior to such date.  Notwithstanding the foregoing, with respect to Taxes, Employee Benefit Plans and any environmental matters, the period shall be the applicable statute of limitations plus sixty (60) days.

9.2.

Indemnity.

(a)

The Board of Directors and shareholders of the Company, as of the date of this Agreement, jointly and severally, shall indemnify the Purchaser and its shareholders, directors, officers, employees, successors and assigns and hold them harmless from, against and in respect of any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses (including interest, court costs and reasonable fees and disbursements of counsel; collectively "Damages") incurred by any of them resulting from any misrepresentation, breach of warranty or non-fulfillment of any covenant, agreement or obligation of the Company contained in this Agreement (including without limitation any Exhibit or Schedule hereto and any certificate or instrument delivered in connection herewith).

(b)

The Purchaser shall indemnify the Company and hold it harmless from, against and in respect of any and all Damages incurred by any of them resulting from any misrepresentation, breach of warranty or non-fulfillment of any covenant, agreement or obligation of the Purchaser contained in this Agreement.

9.3.

Right to Contest Third Party Claims.  If a claim under this Article is based upon an asserted liability or obligation to a person not a party to this Agreement (nor a permitted successor or assign of same) then the Indemnified Party will give prompt written notice of any such claim to the Indemnifying Party (the "Notice of Third Party Claim"). The Indemnifying Party receiving such Notice of Third Party Claim may defend or settle such claims or actions at their expense with counsel chosen and paid by them by giving written notice (the "Election to Defend") to the Indemnified Party within thirty (30) days after the date the Notice of Third Party Claim is deemed received; provided, however, that the Indemnifying Party receiving the Notice of Third Party Claim may not settle such claims or actions without the consent of the Indemnified Party, which consent will not be unreasonably withheld; and, provided further, if the defendants in any action include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different defenses to the parties, the Indemnified Party shall cooperate in the defense of such claim, but the Indemnified Party shall have the right to its own counsel and to control its defense and shall be entitled to be reimbursed for all costs and expenses incurred in such defense.  In no event will the provisions of this Article reduce or lessen the obligations of the parties under this Article, if prior to the expiration of the foregoing thirty (30) day notice period, the Indemnified Party furnishing the Notice of Third Party Claim responds to a third party claim if such action is reasonably required to minimize damages or avoid a forfeiture or penalty or because of any requirements imposed by law. If the Indemnifying Party receiving the Notice of Third Party Claim does not duly give the Election to Defend as provided above, then it will be deemed to have irrevocably waived its right to defend or settle such claims, but it will have the right, at its expense, to attend, but not otherwise participate in, proceedings with such third parties; and if Indemnifying Party does duly give the Election to Defend, then the Indemnified Party giving the Notice of Third Party Claim will have the right at its expense, to attend, but not otherwise participate in, such proceedings. The parties to this Agreement will not be entitled to dispute the amount of any Damages (including reasonable attorney's fees and expenses) related to such third party claim resolved as provided above.  The Indemnifying Party will be subrogated to all rights of the Indemnified Party.

9.4     Subrogation.  If any Indemnified Party receives payment or other indemnification from any Indemnifying Party hereunder, the Indemnifying Party shall be subrogated to the extent of such payment or indemnification to all rights in respect of the subject matter of such claim to which the Indemnified Party may be entitled, to institute appropriate action for the recovery thereof, and the Indemnified Party agrees reasonably to assist and cooperate with the Indemnifying Party at no expense to the Indemnified Party in enforcing such rights.

ARTICLE X

MISCELLANEOUS

10.1

Expenses.  Except as and to the extent otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the Company, on the one hand, and the Purchaser, on the other hand, shall each pay their own respective expenses and the fees and expenses of their respective counsel and other experts.

10.2

Termination; Remedies.  (a) This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time before the Closing, by mutual written consent of Purchaser and the Company.

(b)

Should the Company or any of the Sellers breach this Agreement or refuse or fail to sell the Subject Shares as provided herein, Purchaser shall have the right to receive the return of the Downpayment and to seek such other remedies as may be available at law or in equity.

10.3

Waivers.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein or in any other documents.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.  Any party hereto may, at or before the Closing, waive any conditions to its obligations hereunder which are not fulfilled.

10.4

Binding Effect; Benefits.  This Agreement shall inure to the benefit of the parties hereto and shall be binding upon the parties hereto and their respective successors and assigns.  Except as otherwise set forth herein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

10.5

Assignment.  No party to this Agreement may assign its rights or obligations hereunder without the prior written consent of all of the other parties; provided, however, that Purchaser may assign the right to purchase all or any portion of the Subject Shares to one or more individuals and entities, provided that any such assignment shall not relieve Purchaser of any obligation hereunder.

10.6

Notices.  All notices, requests, demands and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, upon receipt when transmitted by facsimile or telex (confirmed via one of the other methods of serving a notice), one business day after deposit with a nationally recognized overnight courier, and three business days after deposit in a facility of the United States mails, if sent by certified or registered first class mail, postage prepaid, return receipt requested, in each case to the party to whom the same is to be given or made at the following address:

If to the Purchaser, to:

Xu Zuqiang

Anlian Building A 1501

Futian District, Shenzhen, China

With a copy to:

Eaton & Van Winkle LLP

3 Park Avenue

New York, New York 10016

Attn: Vincent J. McGill, Esq.

If to the Company, to:

Claremont Technologies Corp.

1100-1200 West 734d Avenue

Vancouver, B.C., Canada v6P 6G5

10.7

Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof and supersede all prior agreements, representations, warranties, statements, promises and understandings, whether written or oral, with respect to the subject matter hereof.  No party hereto shall be bound by or charged with any written or oral arguments, representations, warranties, statements, promises or understandings no specifically set forth in this Agreement or in any Exhibit or Schedule hereto, or in certificates and instruments to be delivered pursuant hereto on or before the Closing.

10.8

Headings; Certain Terms.  The section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation of this Agreement.  As used in this Agreement, the term “including” means “including, but not limited to” unless otherwise specified; the word “or” means “and/or”, and the word “person” means and refers to any individual, corporation, trust, partnership, joint venture, government or governmental authority, or any other entity; and the plural and singular forms are used interchangeably.

10.10

Counterparts.  This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

10.11

Governing Law.  This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the choice of law principles thereof.

10.12

Severability.  If any term or provision of this Agreement shall to any extent be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of the agreement shall be valid and enforced to the fullest extent permitted by law.

10.13

Amendments.  This Agreement may not be modified or changed except by an instrument or instruments in writing signed by the party or parties against whom enforcement of any such modification or amendment is sought.

10.15

Section References.  All references contained in this Agreement to any section number are references to sections of this Agreement unless otherwise specifically stated.

10.16

Press Releases.  Neither the Company nor the Purchaser shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other; provided, however, that the Purchaser and the Company may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use its reasonable best efforts to advise the other party prior to making such disclosure).

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IN WITNESS WHEREOF, the parties hereto have signed this Agreement, or have caused this Agreement to be signed in their respective names by an officer thereunder duly authorized, on the date first above written.

  /s/ Xu Zuqiang

Xu Zuqiang

CLAREMONT TECHNOLOGIES CORP.

By:   /s Gus Rahim

Name: Gus Rahim

Title:

President